Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 15 DATED DECEMBER 6, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Valor 19th Street L.L.C.

On November 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Valor 19th Street L.L.C. (“ Valor 19th St Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $350,641, which includes the original principal amount of $270,000, current return of $1,770, and accrued return of $78,871 in the Valor 19th St Controlled Subsidiary (the “Valor 19th St Investment”).  The Valor 19th St Investment was funded with proceeds from our Offering.

Valor 19th St Controlled Subsidiary is managed by the principals of Valor Development, a Washington D.C. based mixed-use and multifamily development company (“Valor”). Valor focuses on unique project profiles in the most exciting and dynamic areas of the city. Valor has been responsible for the development and construction of over 360,000 SF of mixed use residential and retail projects with total value in excess of $170,000,000. Will Lansing and Joe Bous are principals of Valor Development.

Valor used the initial proceeds from the Valor 19th St Investment to purchase a ten-unit rental apartment building located at 1803 19th Street, NW, Washington, D.C. (the “1803 19th St Property”). As of October 31, 2017, the property was 80% occupied. The 1803 19th St Property is located in Washington D.C.’s Dupont Circle neighborhood, a highly coveted and desirable neighborhood in the city. With in-place rents 20%+ below market at the time of acquisition in October 2015, the business plan has been to make capital improvements and gradually increase rents in accordance with Washington D.C. rent control laws. The Valor 19th St Investment was capitalized with approximately $400,000 of equity capital from the borrower.

Pursuant to the agreements governing the Valor 19th St Controlled Subsidiary (the “Valor 19th St Operative Agreements”), our consent is required for major decisions regarding the 1803 19th St Property. The Valor 19th St Investment is currently entitled to a 17% annual return. Through October 26, 2021, 4% is required to be paid current and 13% accrues. Thereafter, 8% is required to be paid current and 9% accrues. The Valor 19th St Investment is required to be redeemed by October 26, 2025. Valor can extend for one six-month period. The required return increases to 18% during the extension period. In addition, any unpaid accrued return has to be paid-off in full. The principals of Valor have provided the holder of the Valor 19th St Investment with a full-recourse guaranty.

Valor acquired the 1803 19th St Property in October 2015, at a purchase price of $2,150,000. In addition, Old Line Bank provided a $1,900,000 loan (“Valor 19th St Senior Loan”). The loan matures on October 26, 2025. Commencing on November 26, 2015 and through, and including, October 26, 2022, the monthly loan payment of principal and interest is $9,825, reflecting the initial interest rate of 3.75% and a 25-year amortization. Beginning on November 26, 2022 and through maturity, the monthly payment will equal an amount based on an 18-year amortization at the fixed interest rate of the then five-year United States Treasury Constant Maturity Index plus 260 basis points, with a floor of 3.75%. As of October 31, 2017, the outstanding loan balance was $1,809,460.

As the Valor 19th St Investment initially was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Manager commissioned an independent fair-value-review and the Independent Representative reviewed and approved of the transaction prior to its consummation. Based on a third-party as-is fair-value-review of the Valor 19th St Property conducted in October 2017, the Valor 19th St Property features a current valuation of $2,150,000. Thus, the implied Valor 19th St Investment loan-to-value is 96.7%.

The 1803 19th St Property is an attached four-story, plus English basement, walk-up apartment building that was originally constructed in 1885. The building contains ten rental apartments. Six units are efficiencies and four units are one-bedrooms. The property is located in Washington D.C.’s Dupont Circle neighborhood. Dupont Circle is described by many as Washington's European District with its mixture of residence, galleries, offices, boutiques, hotels, and cafes. The Dupont Circle area is primarily characterized by the reuse of many historical structures which have been converted into office, retail and residential uses. There is a high concentration of space for attorneys, architects, non-governmental organizations, non-profit organizations, embassies, chanceries, restaurants, specialty shops and prestigious residential row houses and condominiums. The property is within walking distance of the Dupont Circle Metro Station and within a 5-to-15-minute ride to the central business district, Union Station, the National Mall, etc. Developable land is limited, and a relatively fixed supply of rental units in the neighborhood puts upward pressure on rents given the desirability of the neighborhood.